FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

13 May 2011

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 January 2011 to 13 May 2011 (the date of the Statement) under Listing Rules 5.86 and 5.88 of the Malta Financial Services Authority.

HSBC Malta continued to perform well during the period 1 January 2011 to 13 May 2011 with revenue and profits in line with expectations.

HSBC Malta continues to provide support to its borrowers and security for its depositors. The bank has seen a slight softening in loan demand in the period under review due to slowing economic conditions and increasing competition in our target markets. Deposits were stable despite continuing competitive pressure including local government bond issuances.

The bank continued to invest in expanding its business and transforming its operations. As a result, costs were higher than in the same period last year, however, the cost efficiency ratio remained broadly in line with the second half of 2010 and remains well within the bank's target range as growth in operating income outpaced the increase in costs.

The bank continues to focus on building a high quality asset base and it is encouraging that the level of loan impairments, although slightly higher than the same period last year, are lower than expected. The available-for-sale portfolio remains well diversified and conservative although the renewed stress in the Eurozone and inflationary pressures have caused spreads to widen resulting in a fair value loss which was charged directly to revaluation reserves, net of tax.

The bank maintained its strong liquidity position and a stable loans-to-deposits ratio during the period. Capital ratio remains well above regulatory requirements.

Alan Richards, Director and Chief Executive Officer of HSBC Malta, said: "We are encouraged by the bank's positive performance during the period under review. The local economy continues to perform relatively well although a prolonged crisis in Libya in particular may affect projected GDP growth rates. In the short-term, risks to global growth remain, not least from an elevated oil price as well as uncertainty across the Eurozone with high unemployment, mixed growth and government-led austerity measures contributing to the downside risk.

"Nonetheless, HSBC has made sustained progress in the period, and we continue to emphasise our competitive advantages as an international bank. We remain strongly capitalised, liquid and well placed to service the needs of our customers and to support the local economy."

Notes to editors:
1. Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 31 March 2011and other financial information.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 13 May 2011